January 15, 2016

Attn: Barbara C. Jacobs

Assistant Director

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Stuart King Capital Corp.

Registration Statement on Form S-1

File No. 333-176953

Dear Ms Jacobs;

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Stuart King Capital Corp. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) of its Post-Effective Amendment Registration Statement on Form S-1 (File No. 333-176953) (the “Registration Statement”).   The Registration Statement was originally filed with the Commission on September 22, 2011 and the Post-Effective Amendment Registration Statement was first filed on May 1, 2015.

The Company requests withdrawal of the Post-Effective Amendment Registration Statement as the time for completing an acquisition had expired.

No securities have been issued pursuant to the Registration Statement and all funds have been returned to investors or delivered at their direction.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Harold P. Gewerter, Esq. of Gewerter & Dowling via facsimile at (702) 382-1759 or email at harold@gewerterdowling.com.

If you have any questions regarding this application for withdrawal, please call Harold P. Gewerter, Esq., the Company’s counsel at (702) 382-1714.

Very truly yours,

/s/ Kim D. Southworth

Kim D. Southworth

Chief Executive Officer